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Daniel Schmachtenberger

Co-Founder, Director of Research and Development at Neurohacker Collective

Carlsbad, California

| Neurohacker Collective |
| Maharishi University of Management |
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| 500+ connections |

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Daniel is the director of Research and Development and a Co-Founder at the Neurohacker Collective, where he is focused on developing processes and technologies for advancing medicine and human optimization. He is particularly focused on personalized medicine, adequate approaches to complex i...



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Experience

Co-Founder, Director of Research and Development

Neurohacker Collective

Jan 2016 – Present · 3 yrs 3 mos
San Diego

Daniel is the director of Research and Development and a Co-Founder at the Neurohacker Collective, where he is focused on developing processes and technologies for advancing medicine and human optimization. He is particularly focused on personalized medicine, adequate approaches to complex illness, and deepening our knowledge of how the human regulatory systems function, how they break down, and how they can be supported to function with greater resilience.

https://neurohacker.com/... See more



Blogger

Civilization Emerging

Mar 2017 – Present · 2 yrs 1 mo

Growing up home-schooled, Daniel had early exposure to design science (Buckminster Fuller, Jacques Fresco, Permaculture, etc.), systems science and complexity (Fritjof Capra, Stuart Kauffman, etc.), philosophy and psychology (eastern and western approaches), and activism (animal rights, environmental issues, social justice, etc.) His passion has always be... See more

       

Podcast Host

Collective Insights

Sep 2017 – Present · 1 yr 7 mos

Discussions with leading thinkers on topics related to human well-being and optimization.

https://neurohacker.com/collective_insights_podcast

Founder, Director of Research and Development

Critical Path Global

2013 – Aug 2016 · 3 yrs
San Diego

Daniel is the Founder of Critical Path Global and the previous think tank that lead to its formation -- Strategic Global Solutions. His background in systems science, human behavior, and activism brought him to focus on the global systems that interconnect and drive our major global challenges. He has spent much of the last decade studying the etiology, sco... See more

Advisory Board Member

The Foundation for Conscious Evolution

2013 – 2015 · 2 yrs

"I consider Daniel to be a primary planetary agent of our survival and thrival. His brilliance, passion and extraordinary capacity to see the whole system in all its parts is unprecedented in my experience. He is a a genius." ~Barbara Marx Hubbard

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Education

Maharishi University of Management

Bachelor's degree, Mathematics

1997 – 2001

Activities and Societies: Math club, permaculture club, local activism and

volunteering, alternative energy technology group, tai chi, personal development

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Mathematics, philosophy, physics, chemistry

Body Mind College
Graduate Studies, Counseling Psychology
2001 – 2005

A.B.D.

Volunteer Experience

Canvasser
Greenpeace
1991 – 1993 • 2 yrs
Environment

Canvassing door to door and at events, letter writing campaigns, protests, and education. My early experiences here and with other activist organizations were formative to the thinking that lead to Critical Path and The Emergence Project.

Builder
Project Mercy
2002 • less than a year
Poverty Alleviation

Building homes in poverty stricken areas of Mexico.

Canvasser
Human Rights Campaign
1995 • less than a year
Civil Rights and Social Action

Canvassing at earth day and other events for civil rights issues.

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